 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

DIVALL INSURED INCOME PROPERTIES 2, LP
(Name of Subject Company)

MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MP Income Fund 16, LLC; MacKenzie Patterson Special Fund 6, LLC; MPF Income Fund 24, LLC; MPF Flagship Fund 13, LLC; MP Falcon Fund, LLC; MPF DeWaay Premier Fund 2, LLC; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,650,480	$ 64.86

*	For purposes of calculating the filing fee only. Assumes the purchase of 7,176 Units at a purchase price equal to $230 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 64.86
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: JUNE 13, 2008

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MP Income Fund 16, LLC; MacKenzie Patterson Special Fund 6, LLC; MPF Income Fund 24, LLC; MPF Flagship Fund 13, LLC; MP Falcon Fund, LLC; and MPF DeWaay Premier Fund 2, LLC;  (collectively the “Purchasers”) to purchase 7,176 Units of limited partnership interest (the “Units”)  in DiVall Insured Income Properties 2, LP (the “Partnership”), the subject company, at a purchase price equal to $230 per Unit, less the amount of any distributions declared or made with respect to the Units between June 13, 2008 (the “Offer Date”) and July 25, 2008 (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 232.399 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 1,047.699 Units, or approximately 2.7% of the total outstanding Units.  These shares were allocated among the Purchasers as follows:

SCM Special Fund, LLC    - 116 Units
MP Income Fund 16, LLC - 86.5 Units
MacKenzie Patterson Special Fund 6, LLC - 29.899 Units

                    SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2008

MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MP Income Fund 16, LLC; MacKenzie Patterson Special Fund 6, LLC; MPF Income Fund 24, LLC; MPF Flagship Fund 13, LLC; MP Falcon Fund, LLC; and MPF DeWaay Premier Fund 2, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President